SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Gartner, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Lewis G. Schwartz, Esq.
General Counsel
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700
Tel: (203) 316-1111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry W. Sonsini, Esq.
Robert Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94303
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$7,146,711*	$841.17*

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the aggregate purchase price of options to purchase shares of Common Stock being solicited in this offer.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $841.15.
Form or Registration No.: 005-44921.
Filing Party: Gartner, Inc.
Date Filed: August 22, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Gartner, Inc., a Delaware corporation (“Gartner” or the “Company”), with the Securities and Exchange Commission on August 22, 2005 relating to the offer by the Company to purchase (the “Option Repurchase”) certain options to purchase shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1991 Stock Option Plan, 1994 Long Term Stock Option Plan, 1996 Long Term Stock Option Plan, 1998 Long Term Stock Option Plan or 1999 Stock Option Plan, with exercise prices greater than $12.95 per share (the “Eligible Options”) and that are held by eligible employees. These Eligible Options may be cancelled in exchange for a cash payment equal to the value of the outstanding and vested portion of each such option, upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated August 22, 2005 (the “Offer to Exchange”) and (ii) the Election Agreement. An “eligible employee” refers to all persons who are current or former employees of the Company and who are or were employed Australia, Austria, Belgium, Brazil, Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Singapore, South Korea, Sweden, Switzerland, Taiwan, United Kingdom, or the United States.
      This Amendment No. 1 reflects amendments which were made to the introductory paragraph of Schedule TO and to pages 17 and 26 of the Option to Purchase attached to the Schedule TO as Exhibit (a)(1)(b).
      In the first sentence of the introductory paragraph to the Schedule TO, the number “7,663,384” is hereby amended to “7,682,384.”
      In Section 1 on page 17 of the Offer to Purchase the number “7,663,384” is hereby amended to “7,682,384.”
      In Section 10 on page 26 of the Offer to Purchase the number “$7,146,521” is hereby amended to “7,146,711.”
      This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 22, 2005
(a)(1)(B)*	Form of Election Agreement
(a)(1)(C)*	Option to Purchase website pages
(a)(1)(D)*	Form of Addendum
(a)(2)-(4)	Not applicable
(a)(5)(A)*	Letter to Eligible Employees, dated August 22, 2005
(a)(5)(B)*	Employee Communications
(b)	Not applicable
(d)(1)*	1991 Stock Option Plan
(d)(2)*	1994 Long Term Stock Option Plan
(d)(3)*	1996 Long Term Stock Option Plan
(d)(4)*	1998 Long Term Stock Option Plan
(d)(5)*	1999 Stock Option Plan
(e)	Not applicable
(f)	Not applicable

* Previously filed

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GARTNER, INC.

/s/ Christopher Lafond

Christopher Lafond
Executive Vice President and
Chief Financial Officer
Date: September 6, 2005

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 22, 2005
(a)(1)(B)*	Form of Election Agreement
(a)(1)(C)*	Option to Purchase website pages
(a)(1)(D)*	Form of Addendum
(a)(2)-(4)	Not applicable
(a)(5)(A)*	Letter to Eligible Employees, dated August 22, 2005
(a)(5)(B)*	Employee Communications
(b)	Not applicable
(d)(1)*	1991 Stock Option Plan
(d)(2)*	1994 Long Term Stock Option Plan
(d)(3)*	1996 Long Term Stock Option Plan
(d)(4)*	1998 Long Term Stock Option Plan
(d)(5)*	1999 Stock Option Plan
(e)	Not applicable
(f)	Not applicable

* Previously filed